Victory Portfolios

4900 Tiedeman Road, 4th Floor

Brooklyn, OH 44144

February 23, 2017

FILED VIA EDGAR

Keith Gregory

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Victory Portfolios — File Nos. 33-08982 and 811-04852 — Template Filing Relief

Dear Mr. Gregory:

On January 17, 2017, Victory Portfolios (the “Registrant”) filed via EDGAR Post-Effective Amendment No. 146 under the Securities Act of 1933, as amended (the “Securities Act”) and No. 147 under the Investment Company Act of 1940, as amended, to its registration statement on Form N-1A (the “Amendment”) pursuant to Rule 485(a) under the Securities Act (Accession No.: 0001104659-17-002585).  The Registrant filed the Amendment with respect to the prospectus of the Victory Trivalent International Fund—Core Equity to include an appendix and related disclosure of sales charge reductions and waivers available through certain intermediaries in accordance with the Division of Investment Management’s Guidance Update No. 2016-06, Mutual Fund Fee Structures (December 2016) (“IMGU 2016-06”).

On January 17, 2017, the Registrant also requested selective review of the Amendment in accordance with the guidance set forth in Investment Company Act Release No. 13768 (Feb. 15, 1984) limited to the disclosure with respect to the appendix and related disclosure of sales charge reductions and waivers available through certain intermediaries.

On February 14, 2017, February 22, 2017, and February 23, 2017, the Staff provided comments to the Amendment, which were incorporated into a draft, revised Amendment (the “Template filing”), which was sent to the Staff on February 22, 2017, and February 23, 2017.

The Registrant intends to file one or more post-effective amendments to its registration statement pursuant to Rule 485(b) to include a substantially identical appendix and substantially identical related disclosure of sales charge reductions and waivers available through certain intermediaries with respect to additional series of the Registrant.

Consistent with the Staff’s guidance contained in IMGU 2016-06, the Registrant hereby requests that the Commission exercise its authority under Rule 485(b)(1)(vii) under the

Securities Act and approve the filing of the post-effective amendments reflecting the addition of the appendix and related disclosure of sales charge reductions and waivers available through certain intermediaries with respect to the following additional series of the Registrant (the “Replicate filings”):

VICTORY PORTFOLIOS (CIK 802716) / (File No. 33-08982)

Fund Name	Share Class
Victory Strategic Allocation Fund	A
Victory Strategic Allocation Fund	C
Victory Strategic Allocation Fund	I
Victory Strategic Allocation Fund	R
Victory Diversified Stock Fund	A
Victory Diversified Stock Fund	C
Victory Diversified Stock Fund	I
Victory Diversified Stock Fund	R
Victory Diversified Stock Fund	R6
Victory Diversified Stock Fund	Y
Victory Expedition Emerging Markets Small Cap Fund	A
Victory Expedition Emerging Markets Small Cap Fund	C
Victory Expedition Emerging Markets Small Cap Fund	I
Victory Expedition Emerging Markets Small Cap Fund	Y
Victory INCORE Fund for Income	A
Victory INCORE Fund for Income	C
Victory INCORE Fund for Income	I
Victory INCORE Fund for Income	R
Victory INCORE Fund for Income	R6
Victory INCORE Fund for Income	Y
Victory Integrity Discovery Fund	A
Victory Integrity Discovery Fund	C
Victory Integrity Discovery Fund	R
Victory Integrity Discovery Fund	Y
Victory Integrity Mid-Cap Value Fund	A
Victory Integrity Mid-Cap Value Fund	R6
Victory Integrity Mid-Cap Value Fund	Y
Victory Integrity Small/Mid-Cap Value Fund	A
Victory Integrity Small/Mid-Cap Value Fund	R6
Victory Integrity Small/Mid-Cap Value Fund	Y
Victory Integrity Small-Cap Value Fund	A
Victory Integrity Small-Cap Value Fund	C

Victory Integrity Small-Cap Value Fund	R
Victory Integrity Small-Cap Value Fund	R6
Victory Integrity Small-Cap Value Fund	Y
Victory INCORE Investment Grade Convertible Fund	A
Victory INCORE Investment Grade Convertible Fund	I
Victory Munder Multi-Cap Fund	A
Victory Munder Multi-Cap Fund	C
Victory Munder Multi-Cap Fund	R
Victory Munder Multi-Cap Fund	Y
Victory S&P 500 Index Fund	A
Victory S&P 500 Index Fund	R
Victory S&P 500 Index Fund	Y
Victory Munder Mid-Cap Core Growth Fund	A
Victory Munder Mid-Cap Core Growth Fund	C
Victory Munder Mid-Cap Core Growth Fund	R
Victory Munder Mid-Cap Core Growth Fund	R6
Victory Munder Mid-Cap Core Growth Fund	Y
Victory Munder Small Cap Growth Fund	A
Victory Munder Small Cap Growth Fund	I
Victory Munder Small Cap Growth Fund	Y
Victory INCORE Total Return Bond Fund	A
Victory INCORE Total Return Bond Fund	C
Victory INCORE Total Return Bond Fund	R6
Victory INCORE Total Return Bond Fund	Y
Victory National Municipal Bond Fund	A
Victory National Municipal Bond Fund	Y
Victory NewBridge Global Equity Fund	A
Victory NewBridge Global Equity Fund	C
Victory NewBridge Global Equity Fund	I
Victory NewBridge Global Equity Fund	R
Victory NewBridge Global Equity Fund	R6
Victory NewBridge Large Cap Growth Fund	A
Victory NewBridge Large Cap Growth Fund	C
Victory NewBridge Large Cap Growth Fund	I
Victory NewBridge Large Cap Growth Fund	R
Victory NewBridge Large Cap Growth Fund	Y
Victory Ohio Municipal Bond Fund	A
Victory Special Value Fund	A
Victory Special Value Fund	C
Victory Special Value Fund	I

Victory Special Value Fund	R
Victory Special Value Fund	Y
Victory Sycamore Established Value Fund	A
Victory Sycamore Established Value Fund	C
Victory Sycamore Established Value Fund	I
Victory Sycamore Established Value Fund	R
Victory Sycamore Established Value Fund	R6
Victory Sycamore Established Value Fund	Y
Victory Sycamore Small Company Opportunity Fund	A
Victory Sycamore Small Company Opportunity Fund	I
Victory Sycamore Small Company Opportunity Fund	R
Victory Sycamore Small Company Opportunity Fund	R6
Victory Sycamore Small Company Opportunity Fund	Y
Victory Trivalent Emerging Markets Small-Cap Fund	A
Victory Trivalent Emerging Markets Small-Cap Fund	Y
Victory Trivalent International Fund-Core Equity	A
Victory Trivalent International Fund-Core Equity	C
Victory Trivalent International Fund-Core Equity	I
Victory Trivalent International Fund-Core Equity	R6
Victory Trivalent International Fund-Core Equity	Y
Victory Trivalent International Small-Cap Fund	A
Victory Trivalent International Small-Cap Fund	C
Victory Trivalent International Small-Cap Fund	I
Victory Trivalent International Small-Cap Fund	R6
Victory Trivalent International Small-Cap Fund	Y
Victory Floating Rate Fund	A
Victory Floating Rate Fund	C
Victory Floating Rate Fund	R
Victory Floating Rate Fund	Y
Victory High Income Municipal Bond Fund	A
Victory High Income Municipal Bond Fund	C
Victory High Income Municipal Bond Fund	Y
Victory High Yield Fund	A
Victory High Yield Fund	C
Victory High Yield Fund	R
Victory High Yield Fund	Y
Victory INCORE Investment Quality Bond Fund	A
Victory INCORE Investment Quality Bond Fund	C
Victory INCORE Investment Quality Bond Fund	R
Victory INCORE Investment Quality Bond Fund	Y
Victory INCORE Low Duration Bond Fund	A

Victory INCORE Low Duration Bond Fund	C
Victory INCORE Low Duration Bond Fund	R
Victory INCORE Low Duration Bond Fund	Y
Victory Strategic Income Fund	A
Victory Strategic Income Fund	C
Victory Strategic Income Fund	R
Victory Strategic Income Fund	Y
Victory Tax-Exempt Fund	A
Victory Tax-Exempt Fund	C
Victory Tax-Exempt Fund	Y
Victory RS Growth Fund	A
Victory RS Growth Fund	C
Victory RS Growth Fund	R
Victory RS Growth Fund	Y
Victory RS Mid Cap Growth Fund	A
Victory RS Mid Cap Growth Fund	C
Victory RS Mid Cap Growth Fund	R
Victory RS Mid Cap Growth Fund	R6
Victory RS Mid Cap Growth Fund	Y
Victory RS Select Growth Fund	A
Victory RS Select Growth Fund	C
Victory RS Select Growth Fund	R
Victory RS Select Growth Fund	R6
Victory RS Select Growth Fund	Y
Victory RS Small Cap Equity Fund	A
Victory RS Small Cap Equity Fund	C
Victory RS Small Cap Equity Fund	R
Victory RS Small Cap Equity Fund	Y
Victory RS Small Cap Growth Fund	A
Victory RS Small Cap Growth Fund	C
Victory RS Small Cap Growth Fund	R
Victory RS Small Cap Growth Fund	Y
Victory RS Science and Technology Fund	A
Victory RS Science and Technology Fund	C
Victory RS Science and Technology Fund	R
Victory RS Science and Technology Fund	Y
Victory Sophus China Fund	A
Victory Sophus China Fund	C
Victory Sophus China Fund	R
Victory Sophus China Fund	Y
Victory Sophus Emerging Markets Fund	A

Victory Sophus Emerging Markets Fund	C
Victory Sophus Emerging Markets Fund	R
Victory Sophus Emerging Markets Fund	R6
Victory Sophus Emerging Markets Fund	Y
Victory Sophus Emerging Markets Small Cap Fund	A
Victory Sophus Emerging Markets Small Cap Fund	C
Victory Sophus Emerging Markets Small Cap Fund	Y
Victory RS Global Fund	A
Victory RS Global Fund	C
Victory RS Global Fund	R
Victory RS Global Fund	Y
Victory RS International Fund	A
Victory RS International Fund	C
Victory RS International Fund	R
Victory RS International Fund	Y
Victory Global Natural Resources Fund	A
Victory Global Natural Resources Fund	C
Victory Global Natural Resources Fund	R
Victory Global Natural Resources Fund	Y
Victory RS Investors Fund	A
Victory RS Investors Fund	C
Victory RS Investors Fund	R
Victory RS Investors Fund	Y
Victory RS Large Cap Alpha Fund	A
Victory RS Large Cap Alpha Fund	C
Victory RS Large Cap Alpha Fund	R
Victory RS Large Cap Alpha Fund	Y
Victory RS Partners Fund	A
Victory RS Partners Fund	R
Victory RS Partners Fund	Y
Victory RS Value Fund	A
Victory RS Value Fund	C
Victory RS Value Fund	R
Victory RS Value Fund	Y

The Registrant represents that the:

1.              Disclosure changes in the Template filing are substantially identical to disclosure changes that will be made in the Replicate filings;

2.              Replicate filings will incorporate changes made to the disclosure included in the Template filing to resolve any Staff comments thereon; and

3.              The Replicate filings will not include any other changes that would otherwise render them ineligible for filing under Rule 485(b).

For the reasons stated above, the Registrant respectfully requests approval to file the post-effective amendments pursuant to Rule 485(b) under the Securities Act.  The Registrant notes that any Rule 485(b) filing relying on this Template Filing Relief will include a cover letter or explanatory note in the filing explaining that it is relying on this relief.

Very truly yours,

/s/Christopher K. Dyer

Christopher K. Dyer, President

cc:                                Erin G. Wagner, Victory Capital Management Inc.

Jay G. Baris, Morrison & Foerster LLP

Nathan J. Greene, Shearman & Sterling LLP